Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

RECEIVED
NOV 18 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

02055936

SUPPL

November 8, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a Press Release made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

v\mb\ltr\Sec12.doc

dlw 11/26

Press Release

Man Group plc

7 November 2002

UNAUDITED INTERIM RESULTS FOR HALF YEAR ENDED 30 SEPTEMBER 2002

FINANCIAL HIGHLIGHTS

- Funds under management of $22.1 billion at 30 September 2002, including $9.4 billion from RMF Investment Group, which was acquired on 30 May 2002. Excluding RMF, funds under management were $12.7 billion, up 19% from 31 March 2002
- Recurring net management fee income up 63% to £80.1 million
- Brokerage profits up 8% to £20.2 million
- Diluted underlying earnings per share* up 36% to 27.0 pence
- Net performance fee income up 7% to £35.9 million
- Diluted earnings per share before goodwill amortisation and exceptional items* up 23% to 37.2 pence
- Total diluted earnings per share* up 18% to 32.8 pence
- Dividend up 65% to 9.1 pence (which includes the effect of a rebalancing between interim and final dividend in the current year)
- New Board policy on share repurchases
- Continued development in the second half:
  - GNI Holdings Limited acquired on 6 November 2002
  - Man IP 220 Series 4 launch closed in October raising a record $686 million of client money
  - Funds under management at 31 October 2002 were $23.1 billion, which includes $10.0 billion from RMF

* A reconciliation of earnings per share is shown in note 7

Stanley Fink, Chief Executive said:

"The Man Group has enjoyed a successful first half of the year both in terms of strong profits growth and business development. We have seen growth in all our earnings streams particularly in recurring net management fee income, which is up 63%. Strong demand for our products has seen funds under management reach $22.1 billion at the end of the first half and rise further to $23.1 billion as at the end of October. With the integration of RMF which was acquired in May of this year and the completion yesterday of the GNI acquisition, we have added further strength and depth to both our businesses. Given all these developments, the Board is very confident of the outlook for the year."

Analyst Presentation

The analyst presentation will take place today at 9.15am at King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London EC2A 1HQ.

For those analysts unable to attend, there is a dial-in facility:

Dial in number	020 8896 4357
Access code	C501776
Replay number	01296 618700
Replay passcode	549863

Enquiries

Man Group plc 020 7285 3000
Stanley Fink
Peter Clarke
David Browne

Gavin Anderson 020 7554 1400
Chris Salt
Lindsey Harrison

About the Man Group

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 1,900 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and is a constituent of the FTSE 100 index.

Man Investment Products, the Asset Management division, is a world leader in the fast growing field of alternative investment products and solutions where it has a strong market presence. Man offers a comprehensive range of multi-style, single and multi-manager products with a broad range of money management expertise, great depth of structuring skills and a powerful distribution capability. Man has an investment management track record dating back to 1983 and provides a wide range of fund styles together with worldwide distribution to private clients and institutional investors.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in financial futures and the energy markets.

UNAUDITED INTERIM RESULTS FOR HALF YEAR ENDED 30 SEPTEMBER 2002

	Half year to 30 September 2002	Half year to 30 September 2001	Year to 31 March 2002
Funds under management	**$22.1bn**	$8.9bn	$10.7bn
	£14.0bn	£6.1bn	£7.5bn
Asset Management net management fee income+	**£80.1m**	£49.0m	£117.6m
Asset Management net performance fee income+	**£35.9m**	£33.5m	£55.2m
Brokerage+	**£20.2m**	£18.7m	£38.3m
Financial Services	**£136.2m**	£101.2m	£211.1m
Sugar Australia	**£1.8m**	£0.5m	£2.1m
Profit before tax, goodwill amortisation and exceptional items	**£138.0m**	£101.7m	£213.2m
Diluted earnings per share *			
Underlying†	**27.0p**	19.8p	45.7p
Before goodwill amortisation and exceptional items	**37.2p**	30.2p	63.2p
Total operations	**32.8p**	27.7p	56.8p
Dividends per share	**9.1p**	5.5p	18.6p
Post-tax return on equity – before exceptional items (annualised)	**24.1%**	33.6%	33.2%
Equity shareholders' funds	**£914.3m**	£477.3m	£531.5m

+ Before goodwill amortisation
* A reconciliation of earnings per share is shown in note 7
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income

HALF YEAR REVIEW to 30 September 2002

Group strategy and overview

The Man Group has enjoyed a successful first half of the year both in terms of continued strong profits growth and business development. We have seen growth in all our earning streams, particularly in recurring net management fee income. Funds under management as at 30 September 2002 stood at $22.1 billion. There has also been significant development in both of our core businesses. In the first half of the year we acquired RMF Investment Group (RMF). Further business development in the second half has taken place through the acquisition of GNI Holdings Limited (GNI) in Brokerage.

Profit before tax, goodwill amortisation and exceptional items increased 36% to £138.0 million, after the impact of a negative currency translation of approximately £5.3 million, due to the US dollar weakening against sterling. Diluted earnings per share before goodwill amortisation and exceptional items increased 23% to 37.2 pence.

Further significant progress has been made towards achieving our key financial and strategic objectives:

- Deliver significant growth in underlying earnings per share (which excludes performance fee income). Driven by strong growth in funds under management, net management fee income (before goodwill amortisation) is up 63% to £80.1 million in the first half. This, together with continued growth in our Brokerage business, has resulted in diluted underlying earnings per share increasing by 36% to 27.0 pence.

- Maintain high levels of return on capital. The acquisition of RMF has had the effect of almost doubling the Group's capital base in the current period, but post-tax return on capital in the current period was nevertheless 24.1%. Last

bound movements in currencies, which implied lower profit potential, although, this was offset by clearer trends in the energy sector.

Man-Glenwood saw a small negative performance in the first half. Equity based strategies suffered the most as the equity markets reacted unfavourably to concerns surrounding corporate scandals, mediocre corporate profits and the weakening of the US dollar. The merger arbitrage environment began to show some signs of improvement during the period, as some small deals were announced in August and September.

In RMF, performance was positive overall, with diversified multi-manager asset allocation products, such as Swiss Life Absolute Return Strategies, recording returns of between 3% and 5% in the first half.

	6 months to 30 September 2002	12 months to 30 September 2002
AHL Diversified Programme*	30.3%	10.5%
Man-IP #	25.2%	7.7%
Man-Glenwood @	-4.0%	-2.0%
RMF ^	3.2%	5.3%
CSFB/Tremont Hedge Fund Index	0.2%	3.1%
S&P 500	-28.4%	-20.5%
FTSE 100	-28.2%	-21.6%

* AHL Diversified: represented by Athena Guaranteed Futures Limited
# Man-IP: represented by Man-IP 220 Limited
@ Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
^ RMF: represented by Swiss Life Absolute Return Strategies fund
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

Redemption levels in the first half were similar to last financial year, being at the lower end of the range that we have experienced over the long term. Other movements principally reflect foreign exchange translation adjustments.

We continue to see developments in our new manager initiative. The largest of these, Marin Capital Partners, a convertible bond arbitrage manager, continues to grow and now has funds under management of $1.4 billion. During the first half we allocated assets to five new managers, bringing the number of managers developed under this programme to 12.

Brokerage
Brokerage had a good first half with pre-tax profits, before goodwill amortisation, of £20.2 million, an increase of 8%. This was achieved despite a significant reduction in the level of net trading interest income.

Our institutional businesses continued to increase their market share and enjoy the benefits of active markets. Specifically, our metals business has doubled its market share in the last two years. Our financial futures teams have continued to recruit producers and increase business, with the strongest growth arising in North America. We have successfully begun the process of changing the profile of our energy business from a customer base that was clearing focused to one which is more execution oriented. This change has resulted in a reduction in the capital requirements to support the business coupled with an increase in profitability. Our foreign exchange business has benefited from a very active customer base trading in volatile markets.

The profitability of our retail businesses has improved over the first half of last year in spite of the low interest rate environment. Our US retail teams have been refocused and consolidated, resulting in an increase in new customers and a decrease in overall costs. In the UK, our retail teams have enjoyed considerable growth in electronic futures trading.

Segmental profit and loss account
Further details of the segmental results for the first half are given in the table below:

6 months to 30 September 2002	Asset Management	Brokerage	Sugar Australia	Group Total
	£m	£m	£m	£m
Fees and commissions receivable	194.5	183.9	-	378.4

largest of these being a $1.5 billion committed revolving credit facility, with half of the facility rolling on a 364 day basis and the remainder maturing in July 2004.

- Outlook

The strong level of sales achieved in the six months to 30 September 2002 has continued into the second half of the financial year with both retail and institutional investors displaying an increasing awareness of the benefits of alternative investments as part of a balanced portfolio. The Asset Management division, enhanced by the acquisition of RMF, is well positioned to benefit from continued demand and further growth in assets under management will support increased management fee income.

The latest global product launch, Man IP 220 Series 4 Ltd, closed in October raising a record $686 million of client money and the latest Australian launch, OM-IP 220 Series 8, also closed in October raising $116 million of client money. Funds under management at 31 October had risen to $23.1 billion (£14.8 billion), which includes $10.0 billion (£6.4 billion) from RMF.

The Brokerage division continues to benefit from strong demand for futures and options products worldwide and from consolidation in the industry. The acquisition of GNI represents a major step forward in the development of the business and significantly strengthens its position in a variety of markets.

Given the recent strategic developments in both of the Group's businesses, and the continued strong sales momentum in Asset Management, the Board is very confident of the outlook for the year.

Stanley Fink
Chief Executive

Peter Clarke
Finance Director

7 November 2002

GROUP PROFIT AND LOSS ACCOUNT

	Note	Before acquisitions, goodwill and exceptional items £m	Acquisitions* £m	Goodwill and exceptional items £m	Total £m
		Half year to 30 September 2002			
Net operating income	2,3	231.8	23.7	-	255.5
Operating expense		(116.2)	(12.3)	(14.3)	(142.8)
Group operating profit – continuing operations		115.6	11.4	(14.3)	112.7
Share of operating profit/(loss) from joint ventures and associates		4.4	-	(0.7)	3.7
Total operating profit: Group and share of joint ventures and associates		120.0	11.4	(15.0)	116.4
Exceptional items – discontinued operations					
Loss on sale of Agricultural Products businesses	4	-	-	-	-
Net interest income	5	6.3	0.3	-	6.6
Profit on ordinary activities before taxation	3	126.3	11.7	(15.0)	123.0
Taxation		(26.0)	(1.6)	1.8	(25.8)
Profit on ordinary activities after taxation		100.3	10.1	(13.2)	97.2
Ordinary dividends	6				(33.3)
Retained profit for the period					63.9
Earnings per share before goodwill and exceptional items	7				
Basic					38.4p
Diluted					37.2p
Underlying earnings per share	7				
Basic					27.9p
Diluted					27.0p
Earnings per share on total operations	7				
Basic					33.8p
Diluted					32.8p
Dividends per share	6				9.1p

Historical cost profits and losses are not materially different from those shown above.

* The acquisitions column relates principally to the RMF Investment Group. The balance relates to a small Brokerage acquisition, whose numbers are not significant.

Half year to 30 September 2001 +			Year to 31 March 2002		
Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
198.1	-	198.1	406.1	-	406.1
(108.4)	(3.2)	(111.6)	(220.4)	(5.8)	(226.2)
89.7	(3.2)	86.5	185.7	(5.8)	179.9
3.8	(1.5)	2.3	7.8	(2.2)	5.6
93.5	(4.7)	88.8	193.5	(8.0)	185.5
-	(3.6)	(3.6)	-	(12.1)	(12.1)
8.2	-	8.2	19.7	-	19.7
101.7	(8.3)	93.4	213.2	(20.1)	193.1
(20.9)	1.5	(19.4)	(43.9)	2.9	(41.0)
80.8	(6.8)	74.0	169.3	(17.2)	152.1
		(14.6)			(48.4)
		59.4			103.7
		31.2p			65.5p
		30.2p			63.2p
		20.5p			47.3p
		19.8p			45.7p
		28.6p			58.8p
		27.7p			56.8p
		5.5p			18.6p

+ In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

GROUP BALANCE SHEET

	Note	At 30 September 2002 £m	At 30 September 2001+ £m	At 31 March 2002 £m
Fixed assets				
Intangible assets - goodwill		**506.5**	69.5	67.7
Tangible assets		**26.5**	22.1	24.1
Investments				
Investments in joint ventures		**18.0**	18.1	20.4
Investments in associates		**19.5**	17.2	18.4
Other investments		**68.8**	52.2	59.1
		106.3	87.5	97.9
		639.3	179.1	189.7
Current assets				
Debtors	8	**932.1**	974.7	944.7
Securities purchased under agreements to resell		**1.6**	20.2	21.0
Investments		**117.0**	97.2	86.9
Cash at bank and in hand		**350.9**	264.9	416.9
		1,401.6	1,357.0	1,469.5
Creditors: amounts falling due within one year	9	**(913.0)**	(738.9)	(833.5)
Net current assets		**488.6**	618.1	636.0
Total assets less current liabilities		**1,127.9**	797.2	825.7
Creditors: amounts falling due after more than one year	9	**(206.9)**	(315.0)	(288.5)
Provisions for liabilities and charges		**(6.2)**	(4.9)	(5.7)
Net assets		**914.8**	477.3	531.5
Capital and reserves				
Called up share capital		**31.0**	26.8	26.7
Share premium account		**507.9**	111.6	111.5
Capital reserve		**1.6**	1.5	1.6
Profit and loss account		**373.8**	337.4	391.7
Equity shareholders' funds		**914.3**	477.3	531.5
Equity minority interests		**0.5**	-	-
		914.8	477.3	531.5

\+ In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Profit for the period	**97.2**	74.0	152.1
Currency translation differences taken directly to reserves	**(73.0)**	(15.7)	(2.5)
Total recognised gains and losses relating to the period	**24.2**	58.3	149.6

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Profit for the period	**97.2**	74.0	152.1
Ordinary dividends	**(33.3)**	(14.6)	(48.4)
Retained earnings	**63.9**	59.4	103.7
Other recognised gains and losses relating to the period	**(73.0)**	(15.7)	(2.5)
Issue of ordinary share capital	**400.7**	0.2	0.1
Purchase and cancellation of own shares	**(8.8)**	-	(4.0)
Adjustment to goodwill written off on acquisitions	**-**	-	0.8
Net increase in shareholders' funds	**382.8**	43.9	98.1
Opening shareholders' funds	**531.5**	433.4	433.4
Closing shareholders' funds	**914.3**	477.3	531.5

3. Segmental analysis continued

(b) Segmental analysis of profit on ordinary activities before taxation

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Business segment			
Continuing operations			
Asset Management - management fee income*	**80.1**	49.0	117.6
Asset Management - performance fee income*	**35.9**	33.5	55.2
Asset Management – goodwill amortisation	**(13.5)**	(3.5)	(6.6)
Asset Management total	**102.5**	79.0	166.2
Brokerage – before goodwill amortisation	**20.2**	18.7	38.3
Brokerage – goodwill amortisation	**(1.5)**	(1.2)	(1.4)
Brokerage total	**18.7**	17.5	36.9
Sugar Australia	**1.8**	0.5	2.1
	123.0	97.0	205.2
Discontinued operations	**-**	(3.6)	(12.1)
	123.0	93.4	193.1

* For the half year to 30 September 2002, RMF Investment Group, which was acquired on 30 May 2002, contributed £9.0 million to management fee income and £2.4 million to performance fee income.

4. Exceptional items

For the half year to 30 September 2001 the loss on sale of the Agricultural Products business of £3.6 million (£3.6 million net of tax) represents an adjustment to the loss on sale reported in March 2000, incurred in accordance with the provisions of the management buyout disposal documentation.

For the year to 31 March 2002 the loss on sale of the Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represents an adjustment to the loss on sale reported in March 2000. The adjustments are the net effect of claims made under limited warranties given to the management buyout group.

5. Net interest income

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Interest receivable	**17.8**	24.3	51.6
Interest payable	**(11.2)**	(16.1)	(31.9)
	6.6	8.2	19.7

6. Dividends

	Half year to 30 September 2002	Half year to 30 September 2001	Year to 31 March 2002
	£m	£m	£m
Ordinary shares			
Interim – 9.1 pence (2002: 5.5 pence)	**27.4**	14.6	14.6
Final – (2002: 13.1 pence)	**-**	-	33.8
Under accrual of 2002 Final	**5.9**	-	-
	33.3	14.6	48.4

An interim dividend of 9.1p per share will be paid on 31 December 2002 to shareholders on the register at the close of business on 15 November 2002. The shares will be quoted ex-dividend from 13 November 2002. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00pm on 13 December 2002.

The 2002 final dividend was under accrued principally as a result of the issue of 43,621,216 shares at the end of May 2002, in connection with the RMF acquisition.

7. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of £97.2 million (30 September 2001: £74.0 million, 31 March 2002: £152.1 million) and on 287,282,883 (30 September 2001: 258,582,429, 31 March 2002: 258,439,772) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of £97.2 million (30 September 2001: £74.0 million, 31 March 2002: £152.1 million) and on 296,598,037 (30 September 2001: 267,583,560, 31 March 2002: 267,656,898) ordinary shares, calculated as follows:

	30 September 2002 Number	30 September 2001 Number	31 March 2002 Number
Basic weighted average number of shares	**287,282,883**	258,582,429	258,439,772
Dilutive potential ordinary shares			
Share awards under incentive schemes	**9,085,040**	9,001,131	9,123,962
Employee share options	**230,114**	-	93,164
	296,598,037	267,583,560	267,656,898

The following tables reconcile the earnings per share on the total result with the earnings per share before goodwill and exceptional items and underlying earnings per share:

NOTES continued

7. Earnings per share continued

	Half year to 30 September 2002 Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	**97.2**	**33.8**	**32.8**
Exceptional items	**-**	**-**	**-**
Goodwill amortisation	**13.2**	**4.6**	**4.4**
Earnings per share – before goodwill and exceptional items	**110.4**	**38.4**	**37.2**
Performance related income	**(28.8)**	**(10.0)**	**(9.7)**
Sugar Australia	**(1.5)**	**(0.5)**	**(0.5)**
Underlying earnings per share	**80.1**	**27.9**	**27.0**

	Half year to 30 September 2001+ Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	74.0	28.6	27.7
Exceptional items	3.6	1.4	1.3
Goodwill amortisation	3.2	1.2	1.2
Earnings per share – before goodwill and exceptional items	80.8	31.2	30.2
Performance related income	(27.5)	(10.6)	(10.3)
Sugar Australia	(0.3)	(0.1)	(0.1)
Underlying earnings per share	53.0	20.5	19.8

+In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

	Year to 31 March 2002 Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	152.1	58.8	56.8
Exceptional items	12.1	4.7	4.5
Goodwill amortisation	5.1	2.0	1.9
Earnings per share – before goodwill and exceptional items	169.3	65.5	63.2
Performance related income	(45.3)	(17.5)	(16.9)
Sugar Australia	(1.6)	(0.7)	(0.6)
Underlying earnings per share	122.4	47.3	45.7

8. Debtors

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Trade debtors			
Amounts owed by broker dealers on secured stock lending and borrowing	**0.6**	58.7	89.6
Securities transactions in the course of settlement	**87.4**	43.2	65.2
Futures transactions	**182.4**	256.3	125.1
Other trade	**103.3**	94.3	59.9
Amounts owed by funds	**362.1**	333.7	419.2
Other categories of debtors	**196.3**	188.5	185.7
	932.1	974.7	944.7

9. Creditors

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Amounts falling due within one year			
Bank loans and overdrafts	**353.6**	31.2	180.2
Trade creditors			
Amounts owed to broker dealers on secured stock lending and borrowing	**-**	40.9	70.1
Securities transactions in the course of settlement	**138.5**	175.4	152.7
Futures transactions	**122.7**	166.7	115.0
Other trade	**57.5**	47.6	37.4
Other categories of creditors	**240.7**	277.1	278.1
	913.0	738.9	833.5

Other categories of creditors includes £42.4 million relating to commodity financing transactions (30 September 2001: £106.4 million, 31 March 2002: £80.5 million).

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Amounts falling due after more than one year			
Loans			
Bank loans	**165.2**	295.8	266.9
Private placement notes	**9.5**	10.2	10.5
Other creditors	**32.2**	9.0	11.1
	206.9	315.0	288.5

10. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £2,455.5 million (30 September 2001: £2,345.7 million, 31 March 2002: £2,258.7 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

11. Cash flow from operating activities

	Half year to 30 September 2002	Half year to 30 September 2001+	Year to 31 March 2002
	£m	£m	£m
Operating profit	**112.7**	86.5	179.9
Depreciation of tangible fixed assets	**4.3**	4.2	9.0
Amortisation of goodwill	**14.3**	3.2	5.8
Amortisation of fixed asset investments	**7.9**	6.1	10.6
Profit on sale of fixed asset investments	**-**	(0.3)	(0.5)
Increase in debtors	**(70.0)**	(312.7)	(269.6)
Decrease in securities purchased under agreements to resell	**18.2**	82.8	82.4
Decrease in short-term investments	**39.5**	27.3	42.2
(Decrease)/increase in creditors	**(36.1)**	100.2	(9.9)
Costs in relation to exceptional items	**-**	-	2.8
Net cash inflow/(outflow) from operating activities	**90.8**	(2.7)	52.7

\+ In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

12. Analysis of net debt

	At 30 September 2002	At 30 September 2001	At 31 March 2002
	£m	£m	£m
Cash at bank and in hand	**350.9**	264.9	416.9
Overdrafts	**(2.6)**	(2.3)	(0.7)
Loans due within one year	**(351.0)**	(28.9)	(179.5)
Loans due after one year			
Bank loans	**(165.2)**	(295.8)	(266.9)
Private placement notes	**(9.5)**	(10.2)	(10.5)
Closing net debt	**(177.4)**	(72.3)	(40.7)

13. Post balance sheet events

The Group completed the acquisition of GNI Holdings Limited on 6 November 2002 for a cash consideration of £100 million. The acquisition will form part of the Group's Brokerage business.

14. Exchange rates

The following US dollar exchange rates have been used in the preparation of this financial information:

	30 September 2002	30 September 2001	31 March 2002
Average exchange rate	**1.51**	1.43	1.43
Period end exchange rate	**1.57**	1.47	1.42